                  U.S. Securities and Exchange Commission
                          Washington, D.C.  20549
                               Form SB-1/A-1
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              EMPS Corporation
               (Name of small business issuer in its charter)
       Nevada                                                   87-0617371
----------------------   ----------------------------  --------------------
(State or jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
of incorporation or      Classification Code Number)    Identification No.)
organization)
       136 E. South Temple, Suite 1700A, Salt Lake City, Utah  84111
      ---------------------------------------------------------------
       (Address and telephone number of principal executive offices)
       136 E. South Temple, Suite 1700A, Salt Lake City, Utah  84111
      ----------------------------------------------------------------
            (Address of principal place of business or intended
                        principal place of business)
           Ronald L. Poulton, 136 E. South Temple, Suite 1700A,
                 Salt Lake City, Utah  84111 (801) 355-1341
        ------------------------------------------------------------
         (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ] ___________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [    ]_________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [    ]__________________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [    ]
                           CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------
Title                           Proposed maximum
of each class    Dollar amount  offering price
of securities    to be          per aggregate       Proposed maximum    Registration
being registered registered     offering share      Amount of price     fee
------------------------------------------------------------------------------------
Common           $200,000       $1.00               $200,000            $55.60
------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Disclosure alternative used (check one):
Alternative 1     ; Alternative 2   X
             -----               ------                      1

                              EMPS Corporation
                           CROSS-REFERENCE SHEET

Item Number and Heading                                        Heading in Prospectus
1.   Front of the Registration Statement
     and Outside Front Cover Page of
     Prospectus. . . . . . . . . . . . . . . . . . . . . . . . . . . . Facing pages;
                                                                    Front Cover Page

2.   Inside Front and Outside Back Cover
     Pages of Prospectus . . . . . . . . . . . . . . . . . . Inside from and Outside
                                                      Back Cover Pages of Prospectus

3.   Summary Information and Risk Factors. . . . . .Prospectus Summary; Risk Factors

4.   Use of Proceeds . . . . . . . . . . . . . .Prospectus Summary; Use of Proceeds;
                                                             Description of Business

5.   Determination of Offering Price . . . . . . . . Cover Page; Prospectus Summary;
                                                      Risk Factors; Determination of
                                                                      Offering Price

6.   Dilution. . . . . . . . . . . . . . . . . . . . . . .Dilution; Comparative Data

7.   Selling Security Holders. . . . . . . . . . . . . . . . . . . . .Not applicable

8.   Plan of Distribution. . . . . . . . . . . . . . . . . . . . . Front Cover Page;
                                                                Plan of Distribution

9.   Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . Legal Matters

10.  Directors, Executive Officers,
     Promoters and Control Persons . . . . . . . . . .Directors, Executive Officers;
                                                       Promoters and Control Persons

11.  Security Ownership of Certain Beneficial
     Owners and Management . . . . . . . . . . . . . . Security Ownership of Certain
                                                    Beneficial Owners and Management

12.  Description of the Securities . . . . . . . . . . . . Description of Securities

13.  Interest of Named Experts and Counsel . . . . . . . . . . . . . .Not applicable

14.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities . . . . . . . . . . . . . . . . . Disclosure of Commission Position
                                                     Position on Indemnification for
                                                          Securities Act Liabilities

15.  Organization Within Last Five Years . . . . Organization Within Last Five Years

16.  Description of Business . . . . . . . . . . . . . . . . Description of Business

17.  Management's Discussion and Analysis or
     Plan of Operation . . . . . . . . . . . . . . . . . . . . . . Plan of Operations

18.  Description of Property . . . . . . . . . . . . . . . . Description of Property

19.  Certain Relationships and Related Transactions. . . . . . . . . .Not applicable

                                       2

20.  Market for Common Equity and Related
     Stockholder Matters . . . . . . . . . . . . . . . . . . . . . Front Cover Page;
                                                                       Risk Factors;
                                                    Shares Eligible for Future Sale;
                                                        Market for Common Equity and
                                                          Related Stockholder Matters

21.  Executive Compensation. . . . . . . . . . . . . . . . . .Executive Compensation

22.  Financial Statements. . . . . . . . . . . . . . . . . . . .Financial Statements

23.  Changes In and Disagreements with Accountants
     on Accounting and Financial Disclosure. . . . . . . . . . . . . .Not Applicable

                                     3

                              EMPS CORPORATION

Maximum Offering:  200,000 shares of $.001 par value common stock
Offering Price: $1.00 per share

===========================================================================
EMPS Corporation                            We intend to market and license
136 E. South Temple, Suite 1700-A        our patented technology for use in
Salt Lake City, UT 84111               nonmagnetic particle separation with
                                     applications in mining, environmental
                                   clean-up and other industries requiring
                                               particle separation methods.

The Offering
------------

                               Total
                     Per Share Maximum
                    ---------- --------         This is our initial public offering,
    . . . . . . . . .                          and no public market currently exists
Public Price. . . . .$1.00
 . . . . . . . . . . .          $200,000          for our shares.  The offering price
Underwriting                                        may not reflect the market price
Discounts . . . . . .-0-       -0-                  of our shares after the offering.
Maximum
Proceeds to EMPS. . .$1.00     $200,000*         There is no minimum offering amount
                                                              and no escrow of funds.

=====================================================================================

    THESE SHARES INVOLVE A HIGH DEGREE OF RISK. INVESTORS SHOULD EXPECT IMMEDIATE SUBSTANTIAL DILUTION. EVEN IF WE SUCCEED IN RAISING THE MAXIMUM AMOUNT IN THE OFFERING, IT MAY NOT BE SUFFICIENT TO ENABLE US TO FULLY COMMENCE OUR PROPOSED BUSINESS OPERATIONS WITHOUT ADDITIONAL FUND RAISING. (SEE "RISK FACTORS" PAGE 6). THE SHARES OFFERED SHOULD NOT BE PURCHASED BY ANY INVESTOR WHO CANNOT AFFORD TO SUSTAIN THE TOTAL LOSS OF THEIR INVESTMENT.

    THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE COMMISSION OR ANY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This offering is self underwritten and will be managed by us. The shares will be offered and sold by our officers without any discounts or other commissions.

    The shares are being offered by EMPS subject to prior sale, receipt and acceptance by EMPS, approval of certain matters by counsel, and certain other conditions. We reserve the right to withdraw or cancel such offers and reject any order, in whole or in part.

    This offering will commence with the date of this prospectus and will end 120 days from that date. There will be no extensions of time in which to continue this offering.


               THE DATE OF THIS PROSPECTUS IS ____________________, 2000.

* Proceeds to EMPS are shown before deducting estimated offering costs of $20,000 including legal and accounting fees and printing costs payable by EMPS.
                                  4

                     DELIVERY OF PROSPECTUS BY DEALERS

    DEALERS MAY BE REQUIRED TO DELIVER A PROSPECTUS TO ANYONE WISHING TO PURCHASE REGISTERED SHARES OF EMPS WITHIN 90 DAYS AFTER THEIR EFFECTIVE DATE OF THIS PROSPECTUS REGARDLESS OF WHETHER THEY ARE PARTICIPATING IN THIS DISTRIBUTION. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    PRIOR TO INVESTING, PROSPECTIVE INVESTORS SHOULD READ THE ENTIRE
PROSPECTUS.













                                     5

                             PROSPECTUS SUMMARY
                             ------------------
                                The Company
                                -----------

    EMPS Corporation intends to engage in the business of marketing and licensing the technology rights for a nonmagnetic particulate material separation unit. We initially intend to design and construct a prototype capable of separating one ton per hour of particles. This will enable us to contract with numerous entities for either licensing EMPS technology for third party use, participating in some form of joint venture activity with outside companies or actual involvement of EMPS in the particle separation business of various precious metals or assisting in environmental clean-up operations through existing companies involved in governmental projects.

    To date, we have not received any revenues from our intended operations nor have we otherwise engaged in any business. Further, we do not currently have any customers for our technology.

The Offering
------------

Securities Offered:      200,000 shares, consisting of common stock, $.001
par value.

Offering Price:          $1.00 per share

Plan of Distribution:    The offering will be managed by EMPS and the
                         shares will be offered and sold by officers of EMPS, without any discounts or other commissions.
                         Because there is no escrow of the proceeds, money will be available for use by EMPS as soon as it is received.

                         Once the registration statement is effective, the officers will deliver this prospectus to individuals they believe may have interest in purchasing part or all of this offering. In particular, in the past persons who have researched our technology and others in the industry have expressed interest in purchasing EMPS stock. The officers will initially focus their efforts on these individuals.

Duration of Offering:    The offering will commence with the date of this
                         prospectus and will end 120 days later. There will be no extensions of time in which to continue the offering.


                                     6

Use of Proceeds:         We will use the net proceeds from this offering
                         primarily to design and construct a prototype unit capable of separating one ton per hour of particles.

Transfer Agent:          Interwest Transfer Company, Inc., 1981 East
                         Murray-Holladay Road, Salt Lake City, Utah 84117,
                         Telephone (801) 272-9294, has agreed to serve as transfer agent upon completion of this offering.

Securities Outstanding:  We currently have 800,000 shares issued and outstanding. Upon completion of this offering, up to 1,000,000 shares will be issued and outstanding.

                         We are also authorized to issue up to 400,000 shares pursuant to the EMPS 1998 Stock Option Plan. To date, no options have been granted under the plan.

Risk Factors:            We are a start-up company with no operating
                         history; consequently, an investment in EMPS is highly speculative. Investors will suffer substantial dilution in the book value per share compared to the purchase price. In seeking to implement our proposed business, we could incur substantial losses during the development stage, and require additional funding for which we have no commitments. Management has other interests which may conflict with our interests. Until such time, if ever, that we generate sufficient revenue to pay management salaries, members of management will not be employed full time and will only devote a minimal amount of time to our affairs.
                         No person should invest in EMPS who cannot afford to risk loss of the entire investment.

Summary Selected
Financial Data:          We are a development stage company and have no
                         revenues or earnings from operations.  As of March
                         31, 2000, our financial data is as follows:

                         Total Assets                              $ 9,862
                         Total Liabilities                          10,222
                         Shareholder Equity                           (360)
                         Net Tangible Book Value                       -0-
                         Net Tangible Book Value per Share             -0-


                                RISK FACTORS
                               --------------

     AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES, PRIOR TO MAKING AN INVESTMENT IN EMPS.

     WE HAVE NO OPERATING HISTORY. We will not commence operations until the proceeds of this offering are available, therefore, we have no operating history. Because we are just starting-up and in our initial stage of development, we may suffer significant losses from which we cannot recover. We will face all of the challenges of a new business enterprise, including but not limited to, locating suitable office space, engaging the services of qualified support personnel and consultants, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures. We do not have any significant cash and have no significant operations since our inception. As noted in the Independent Accountants opinion, there is substantial doubt about our ability to continue as a going concern without the realization of additional adequate financing.

     WE NEED ADDITIONAL CAPITAL. We presently have no significant operating capital and are totally dependent upon receipt of the proceeds of the offering to continue development and marketing of our technology. Start-up costs include design and construction of a pilot scale prototype to determine whether our technology is feasible for commercial
applications.   We also intend to continue research on the effects of our
technology. Should we raise the maximum offering, we will recognize a gross amount of $200,000 and believe this amount will enable us to design and construct needed equipment and cover the costs of research. The full offering amount will enable us to continue operations for three years and allow for the purchase of equipment that would enable us to set up a commercial operation. If we raise less than the full offering amount, we will scale back our research efforts. We believe that we can build our prototype and perform testing for a period of one year with as little as $50,000. Even if the entire offering amount is raised, the amount of capital available to us will be extremely limited, and may not be sufficient to enable us to fully commence our proposed business operations without additional fund raising. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering.

     OUR MANAGEMENT WILL NOT BE WORKING ON A FULL-TIME BASIS.   Our success
may depend on the efforts and assistance of our management. Although the officers and directors have experience in management, which may be critical to our success, we lack a depth of managerial and technical personnel. Accordingly, there is a greater likelihood that should our management leave EMPS, we may be impaired in our ability to effectively carry out our operations. We have no plans to obtain Key Man insurance for any of our officers and directors. In view of the fact that our technology is patented, we do not believe Key Man insurance is required. Our focus is on licensing and marketing the patented technology. It is our belief that a person experienced in technology sales would be able to carry on our business should any of the current officers or directors resign or terminate their relationship with us. Further, the directors and officers will maintain part to full-time employment outside EMPS and may not be able to devote sufficient attention to ensure our success. Such outside employment may also create conflicts of interest. There is no assurance such conflicts could be resolved favorably for EMPS. However, Nevada corporate law requires all officers and directors to act according to their fiduciary duties to the stockholders.
                                 8

     WE ARE NOT CERTAIN OUR TECHNOLOGY WILL BE ACCEPTED IN THE MARKET. Our proposed business is based on our belief of the need for a method of commercially separating nonmagnetic particulate material from other materials without chemicals, heat or water. Acceptance of our technology will be dependent on a number of factors including:

     -    response from the industry;
     -    advertising and promotion;
     -    availability of competing products and technologies;
     -    pricing factors;
     -    other intangible factors.

These things change rapidly and cannot be predicted with certainty. Our business will be subject to all the risks associated with introducing a new technology. There is substantial risk that our technology may not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. We have not undertaken any independent market studies to determine the feasibility of our technology or its potential market acceptance.

     OUR TECHNOLOGY MAY NOT PROVE TO BE SUCCESSFUL ON A COMMERCIAL SCALE. Our technology is in an early stage of development, and no revenues have been generated from the sale of the technology. The development of novel technology is highly uncertain and subject to a number of significant risks. Technology that appears to be promising at early stages of development may not reach the market for a number of reasons. Such technology may be found to be ineffective, may be uneconomical, may fail to achieve market acceptance or may be precluded from commercialization by proprietary rights of third parties.

     OUR PATENTS DO NOT INSURE OUR SUCCESS. Our success will depend in large part on our ability to protect our patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. The patent positions of high technology companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth of claims allowed in high technology patents or their enforceability cannot be predicted. There can be no assurance that any of our patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to EMPS.

     Our commercial success also will depend, in part, on our not infringing patents issued to others. Our competitors may file for patents similar to those of EMPS. Some of these applications or patents may limit or preclude our applications, or conflict in certain respects with claims made under our patents. Furthermore, we may from time to time in the future, be notified of claims that we may be infringing on patents or other intellectual property rights owned by third parties. Litigation, which could result in substantial costs to EMPS, may be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. An adverse outcome could subject us to significant liabilities to third parties.


                                     9

     We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

     We lack extensive marketing experience and will rely heavily on third
parties   We currently have  no sales, marketing or distribution
capability. We will rely, in part, on collaborative relationships, such as licensing agreements, to market our technology. To market our technology directly, we must develop a marketing and sales force with technical expertise. There can be no assurance that we will be able to establish in-house sales and marketing capabilities or relationships with third parties, or that we will be successful in gaining market acceptance for our technology. To the extent we enter into co-promotion or other licensing arrangements, any revenues received by us under those collaborations will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

     THESE SHARES ARE OFFERED BY EMPS ON A "SELF UNDERWRITTEN" BASIS. There is no underwriter and no firm commitment from anyone to purchase all or any of the shares. No assurance can be given that all or any of the shares will be sold. If we are unable to sell the shares we will have no funds available for operations and if we sell less than the full 200,000 shares, we will have to scale back and revise our plan of operations or seek other means of financing. We have no commitments for any financing and are dependent upon this offering to implement our operation.

     THERE IS NO PUBLIC MARKET FOR OUR SHARES. At present, our shares are not traded publicly. There is no assurance that a trading market will develop or, if developed, that it will be sustained. We will not list the securities on any exchange or NASDAQ because we will not be able to meet the financial criteria for any such listing. Therefore, any investment in the shares will be very non-liquid. However, we do intend to apply for listing on the Over-the-Counter Bulletin Board ("OTCBB"). A purchaser of shares may, therefore, find it difficult to re-sell the shares should he desire to do so. Furthermore, the shares are not marginable and it is unlikely that a lending institution would accept the shares as collateral for a loan.

     THE PRICE FOR THE SHARES WAS ARBITRARILY DETERMINED BY OUR MANAGEMENT. There is no relationship between the offering price of the shares and our assets, earnings, book value, net worth or other economic or recognized criteria or future value of our shares.

     WE ARE NOT CERTAIN WE CAN IMPLEMENT OUR OPERATIONS IF LESS THAN THE FULL OFFERING AMOUNT IS REALIZED. We believe that the net proceeds from the sale of the shares, assuming that all shares are sold, will provide us with sufficient capital to fund our initial marketing and operating costs. If we receive less than the full offering amount, we will limit our initial operations to designing and constructing basic equipment and research of
the effects of the technology.   Many factors may, however, affect our cash
needs, including our possible failure to generate revenues from the sale of our technology.


                                     10

     INVESTORS SHOULD EXPECT THEIR SHARES TO BE LESS LIQUID AND SUBJECT TO HIGHER TRANSACTION COSTS THAN STOCKS WITH HIGHER PRICES. Currently the shares are subject to Rule 15g-9, which provides, generally, that for as long as the bid price for the shares is less than $5.00, they will be considered low-priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced shares must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives.

     Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

     WE HAVE ONLY LIMITED SEC REPORTING REQUIREMENTS. Because we are only subject to Section 15(d) of the Exchange Act, we will not be subject to the proxy rules, short-swing profits regulations, beneficial ownership report regulations and the bulk of the tender offer regulations. Therefore, we may only be required to file periodic reports for a limited period of time. We do intend to provide our shareholders with annual reports containing audited financial statements from our independent accountants and other periodic reports as we feel necessary. However, in view of the fact that we may have limited reporting requirements, the investor will have less information available with which to assess the status of EMPS.

     THERE ARE DISPROPORTIONATE RISKS TO NEW INVESTORS.   Collectively the
existing shareholders own 800,000 shares of our presently outstanding shares, for which they transferred two (2) patents and paid $9,182 cash. If the maximum number of shares offered hereby are sold, upon completion of the offering present stockholders will own 80% of the then outstanding shares, and investors in the offering will own the other 20%, for which they will have paid $200,000 cash. Thus, investors in the offering will contribute to the capital of EMPS a disproportionately greater percentage than the ownership they receive. Present stockholders will benefit from a greater share of EMPS if successful, while investors in the offering risk a greater loss of cash invested if we are not successful.


                           AVAILABLE INFORMATION
                           ---------------------

     EMPS has filed with the United States Securities and Exchange Commission (the "Commission") a registration statement on Form SB-1, under the Securities Act of 1933, (the "Securities Act"), with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information contained in the registration statement. For further information regarding both EMPS and the shares offered, reference is made to the registration statement, including all exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained from the Washington, D.C. office upon request and payment of the prescribed fee.

     We will not file a Form 8-A or other registration statement under the Securities Exchange Act and will only be subject to Section 15(d) following the effective date. The proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

     We intend to furnish our stockholders with annual reports containing consolidated financial statements audited and reported upon by our independent accounting firm and such other periodic reports as we may determine to be appropriate or as may be required by law.

     We are an electronic filer. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's Web site address is "http://www.sec.gov."

     As of the date of this prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934, (the "Exchange Act") and will file reports and other information with the Commission. Reports and other information filed by us with the Commission will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: New York regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                        REPORTS TO SECURITY HOLDERS
                        ----------------------------

     Copies of our Annual, Quarterly and other Reports which will be filed by us with the Commission commencing with the Quarterly Report for the first quarter ended after the date of this prospectus, which is due 45 days after the end of such quarter, will also be available upon request, without charge, by writing EMPS Corporation, 136 E. South Temple, Suite 1700-A, Salt Lake City, Utah 84111.


                                     12

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
            ----------------------------------------------------
     Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operation or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

     Important factors that may cause actual results to differ from projections include, for example;

     - the success or failure of our efforts to implement our business strategy;
     - our ability to raise sufficient capital to proceed with our prototype and the subsequent testing;
     - our ability to negotiate and maintain favorable licensing arrangements;
     -    the effect of changing economic conditions;
     -    the effect of rapidly changing technology;
     - other risks which may be described in our future filings with the SEC.

     We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                   [This space intentionally left blank.]


USE OF PROCEEDS
---------------

     The following table sets forth management's present estimate of the allocation of net proceeds expected to be received from this offering. The uses set forth below are based on estimated costs, actual costs may vary from these estimates. If such occurs, we may invest the net proceeds in investment-grade, short-term, interest-bearing securities.

                                             If Maximum     If 50,000
                                             Amount Sold    Shares Sold
                                             ------------   ------------

Total Proceeds                                  $200,000        $50,000

Less:
     Offering Expenses                            20,000         20,000
     Filing Fees

Net Proceeds from Offering Available            $180,000         30,000


Use of Net Proceeds
     Prototype

          Power supply amplifier (1)               8,500          8,500
          Inductor-capacitor-resistor              8,500
           8,500
          circuit (1)

          High-frequency toroid (1)               12,750         12,750

     Research on Effects of technology            15,100            250
     Administrative Costs                         45,900            -0-
     Legal fees                                   42,500            -0-

     Material Handling and Separation             46,750            -0-
          Equipment
---------------------------------------------------------------------------

     Total Use of Net Proceeds                  $180,000        $30,000

---------------------------------------------------------------------------

(1) These items might cost much more than we estimate. In such event, monies allocated to administrative costs and legal fees, if any, will be reduced equally to cover the additional costs of the prototype.

     Administrative costs include continued accounting, telecommunications, travel, etc. We anticipate incurring legal fees for the preparation of patent applications and filings in the United States and certain foreign countries party to the Paris Convention Treaty.

     The funds designated for Material Handling and Separation Equipment will allow us to purchase a laminar flow, high velocity material handling separation system which will pre-concentrate aerodynamically, according to surface area, and by specific gravity any particles of heavier metals contained in any bulk material targeted for further separation by our technology. We believe this will allow us to demonstrate an operation on a commercial scale.


                                     14

     Should we realize less than the full offering, we intend to scale back our initial operations and first allocate any funds on building and testing a prototype unit rather than pursue additional patent protection and a full scale operation. In the event insufficient funds are realized to build and test a prototype, we intend to sell or license the technology in it's currently developed state to a third party.

                                  DILUTION
                                  --------
     As of the date of this offering, we had 800,000 shares issued and outstanding and a net tangible book value of $0 or $0 per share.

     The proceeds from the sale of shares will vary depending on the total number of shares sold.

     If all 200,000 shares are sold, there would be a total of 1,000,000 shares issued and outstanding. If the maximum 200,000 shares are sold, the net proceeds to us after deducting offering costs of $20,000 would be $180,000. Adding the net proceeds to the net tangible book value, the total net tangible book value of EMPS would be $180,000. Dividing the net worth of EMPS by the number of shares outstanding discloses a per share book value of approximately $0.18 per share. Therefore, the shareholders who purchased pursuant to the offering will suffer an immediate dilution in the book value of their shares of approximately $0.82 or approximately 82.0% and the present shareholders will receive an immediate book value increase of approximately $0.18 per share.

          Offering price per share                         $1.00
            before deduction of operating expense
          Net tangible book value per share                $0.00
             before the offering
          Net tangible book value per share                $0.18
             after the offering
          Dilution to new investors                        $0.82
            per share
          Dilution to new investors                      82.0%
            as a percentage

                              COMPARATIVE DATA
                              ----------------

     The following chart illustrates the pro forma proportionate ownership in EMPS, upon completion of the offering if the maximum amount is sold, of present stockholders and of investors in the offering, compared to the relative amounts paid and contributed to the capital of EMPS by present stockholders and by investors in this offering, assuming no changes in net tangible book value other than those resulting from the offering.


            Shares                   Cash                     Average
            Owned         Percent    Paid         Percent     Price/Share
            ----------    ---------- ----------   ----------  ----------
Present     800,000       80%        $9,182       4.4%        $0.012
Shareholders

New         200,000       20%        $200,000     95.6%       $1.00
Investors

                            PLAN OF DISTRIBUTION
                           ---------------------

     The offering will not be sold through selling agents. Our officers will sell the shares on a self underwritten offering basis. In the past, we have received unsolicited indications of interest in EMPS from researchers and persons within the industry. Our officers will deliver prospectuses to these individuals and to others who they believe might have interest in investing in purchasing all or part of this offering.

                  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                            AND CONTROL PERSONS
                 ------------------------------------------

    The following table sets forth our directors, executive officers, promoters and control persons, their ages, and all offices and positions held within EMPS. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

Name of Director      Age     Term Served as           Positions with EMPS
-------------------   -----   ---------------------    ----------------------------
Louis Naegle          35      Since August 26, 1998    President, Treasurer, and
Director

Timothy L. Adair      35      Since May 18, 1999       Director & Secretary

     The above individuals will serve as our officers and/or directors. A brief description of their positions, proposed duties and their background and business experience follows:

     LOUIS NAEGLE, PRESIDENT, TREASURER AND DIRECTOR. Age 34. Mr. Naegle graduated from the University of Utah in 1991 with a Bachelor of Arts degree in Political Science. Mr. Naegle brings over 13 years experience in marketing and sales. He earned top sales awards while working for a large international home builder. In 1996-1997, he owned a successful sales consulting business with annual sales revenue of about $70,000. From 1994 through 1998, Mr. Naegle was employed as a sales agent for Equimark Properties, Inc. Since 1998, he has been a licensed real estate broker.
Mr. Naegle has sold over $30,000,000 in real estate. He currently owns LISN Investments, LC., a limited liability company used for the purchase and sale of real estate. He also brings experience from the international arena where he served as liaison in the former Soviet Union for SATCO International, a trading company specializing in tourism and sales of consumer products.
                                     16

     TIMOTHY L. ADAIR, SECRETARY AND DIRECTOR. AGE 34. For more than ten years, Mr. Adair has worked at Intermountain Health Care in Salt Lake City. Mr. Adair currently acts as a HR Analysis Manager where he works specifically with Information Systems/Processes and Financial Analysis.
Mr. Adair graduated from Brigham Young University in 1988 with a Bachelor of Science degree in Mechanical Engineering and received a Masters of Business Administration from Brigham Young University in 1990. Prior to his current position, Mr. Adair has six years previous experience as a Financial Analyst and a Compensation Analyst. Mr. Adair has had nearly ten years of real estate investment and management experience. He is a Partner of Adlaw, a real estate holding and management partnership. He is also a Member of Forest Property Management LLC, a limited liability company used for the purchase and sale of real estate and accounting services.

Key Consultants
---------------
     RAJ K. RAJAMANI, Ph.D. During the past five years, Dr. Rajamani has been a professor at the Metallurgical Engineering Department of the University of Utah. Mr. Rajamani received his Bachelor of Science in Chemical Engineering at the Annamalai University in Madras, India and received his M. Tech. in Chemical Engineering from the Indian Institute of Technology in Kanpur, India. He later received both an M.E. in Chemical Engineering and a Ph.D. in Metallurgy from the University of Utah. Mr. Rajamani has done research and published extensively on ultra fine grinding, computational fluid dynamics applications, electrodynamic separation of particles and has done modeling of grinding kinetics and charge motion in comminution machines. Mr. Rajamani supports the Company as a consultant on an as needed basis.

     VLADIMIR LEONIDOVICH SAVELIEV, Ph.D. During the past five years, Dr. Saveliev has worked as a Senior Researcher at the Institute of Ionosphere and Higher Energy Physics, Academy of Sciences of the Republic of Kazakhstan, in Almaty, Kazakhstan. Dr. Saveliev specializes in the fields of plasma physics, electrodynamics, propagation of radio waves, kinetic theory, applied mathematics, Monte-Carlo method and numerical simulation. His extensive education includes a 1966 Specialized Physics, Mathematics and Chemistry certificate, a 1971 Master of Science degree from Novosibirsk State University in Physics, 1982 Degree, Candidate of Physical and Mathematical Sciences, which is equivalent to a Ph.D. Defended at the Institute of Theory and Applied Mechanics, Novosibirsk Scientific Center and a 1990 Academic Rank of Senior Researcher, certified by the High Certification Committee at Ministry Council of USSR. Dr. Saveliev began his professional career at the Institute of High Energy Physics, Academy of Sciences of SazSSR in 1971. He has been advisor to the Ph.D. Thesis of several scientists and a Senior Researcher, Scientific Consultant, Leading Researcher. He is a member of the American Mathematic Society, Referee of European Physics Letters and other journals, Expert of Ministry of Science
- Academy of Sciences Republic of Kazakhstan. Dr. Saveliev is widely published in the areas of electromagnetics, plasma dynamics and ionosphere excitation.


                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT
                --------------------------------------------

     The term "beneficial owner" refers to both the power of investment or the right to buy and sell shares of EMPS. It also refers to rights of ownership or the right to receive distributions from EMPS and proceeds from the sale of EMPS'shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

                Mr. Naegle and Mr. Adair are officers and directors of EMPS.

Type of         Amount & Nature of                Beneficial          % of Class
Security        Name and Address                  Ownership           After Offering
------------    ------------------------------    ------------        ---------------
Common          Louis Naegle                      -0-
                                                                      -0-
                1020 E. 900 N.
                Bountiful, UT 84010

Common          Timothy L. Adair                  -0-                 -0-
                4811 S. 1115 E.
                Salt Lake City, UT 84117

Common          Particle Separation               800,000             80%
                Technologies, LC.(1)
                3500 Pine Valley Road
                Woodland, Utah 84036

Common          The Stephen & Jill Smoot          800,000             80%
                Family Trust
                3500 Pine Valley Road
                Woodland, Utah 84036

-------------------------------------------------------------------------------------

All officers and directors                        -0-                 -0-
as a group (2 persons)

=====================================================================================

                TOTAL                             800,000             80%

-------------------------------------------------------------------------------------

(1) The Stephen & Jill Smoot Family Trust is the beneficial owner of Particle Separation Technologies, Inc. Therefore, shares that are in the registered name of Particle Separation Technologies, Inc., are counted as shares owned by The Stephen & Jill Smoot Family Trust.

                                     18

                     COUNSEL TO THE ISSUER WITH RESPECT
                          TO THE PROPOSED OFFERING
                   -------------------------------------
Poulton & Yordan, 136 E. South Temple Suite 1700A, Salt Lake City, Utah
84111.

                 RELATIONSHIP WITH ISSUER OF EXPERTS NAMED
                         IN REGISTRATION STATEMENT
               ----------------------------------------------

     None of the experts named herein was or is a promoter, underwriter, voting trustee, director, officer or employee of EMPS. Further, none of the experts was hired on a contingent basis and none of the experts named herein will receive a direct or indirect interest in EMPS.

                             LEGAL PROCEEDINGS
                            --------------------

     To the knowledge of management, there is no material litigation pending or threatened against EMPS or our management. Further, we are not aware of any material pending or threatened litigation to which we or any of our directors, officers or affiliates are or would be a party.

               CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
              ------------------------------------------------
     None.

                     DISCLOSURE OF COMMISSION POSITION
             ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
            ----------------------------------------------------
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       DESCRIPTION OF THE SECURITIES
                      -------------------------------

     The following summary describes the material provisions of our Articles of Incorporation and Bylaws relating to the securities, copies of which will be furnished to an investor upon written request therefor.

     Pursuant to Article VII of our Articles of Incorporation, no director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of NRS 78.300.

                                     19

     The foregoing limitations do not affect the standards to which directors must conform in discharging their duties to stockholders or modify the availability of equitable relief for breach of duty. Further, the foregoing limitations do not affect the availability of relief under causes of action based on Federal law, including the Federal securities laws.

     The shares being registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

     DESCRIPTION OF COMMON STOCK. Our authorized capital stock consists of 50,000,000 shares of common stock with a $.001 par value. As of the date of this Registration Statement, we had outstanding 800,000 shares, all of which is validly issued, fully paid and non-assessable. Holders of our shares are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property or shares. We have not paid any dividends since our inception. All dividends will be subject to the discretion of our Board of Directors, and will depend upon, among other things, our operating and financial conditions, our capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the shares will be paid in the future.

     All shares have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present in person or by proxy. Accordingly, the holders of a majority of the shares present, in person or by proxy at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and the minority shareholders will not be able to elect a representative to the Board of Directors.

     Shares have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share is entitled to share pro rata any assets available for distribution to holders of its equity securities upon our liquidation.

     During the pendency of the offering, subscribers will have no rights as stockholders until the offering has been completed and the shares have been issued to them.

     DESCRIPTION OF STOCK OPTIONS. The Board of Directors has adopted the EMPS Corporation 1998 Stock Option Plan (the "Plan") allowing us to offer our key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in us. The various types of incentive awards which may be provided under the Stock Option Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. To date we have not issued any options pursuant to the Plan. No option shares are being registered under this registration statement.


     The total number of shares reserved and available for distribution under the Plan shall be 400,000 shares. These shares will underlie the options issued by us pursuant to the Plan. The option holders will not be protected against dilution if we should issue additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, we will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of our shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the EMPS Corporation 1998 Stock Option Plan and is qualified by reference to the plan.

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

     2.   Once an option is granted, it may not be called by us.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

     TRANSFER AGENT. Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, Telephone (801) 272-9294, has agreed to serve as our transfer agent and registrar.


                                     21

                  ORGANIZATION WITHIN THE LAST FIVE YEARS
                 ------------------------------------------
     We are a start-up company and have no operating history. As soon as the money from this offering is made available, we expect to make all arrangements necessary so that we can commence operations immediately.

                          DESCRIPTION OF BUSINESS
                          ------------------------
Company History
---------------

     We incorporated under the laws of the state of Nevada on July 14, 1998 as EMPS Corporation. We were formed to further develop and market patented technology for commercially separating nonmagnetic particulate materials from other materials without chemicals, heat or water. Our management believes this new technology is less expensive and environmentally safer than current materials separation methods.

     We have not commenced any business operations other than organizational and administrative functions.

Business of the Company
-----------------------
     We intend to engage in the business of marketing and licensing our patented technology for use in commercially separating nonmagnetic particulate material.

     No known system or method exists in industry for commercially separating nonmagnetic particulate material, such as gold, from other materials without chemicals, heat or water. These current methods are expensive and can be environmentally unsafe.

     When water is used as a separation medium, the water carries the particles through machinery, over vibrating tables or centrifugal apparatuses which utilize specific gravity in the separation process. When water is available, its usage often requires significant capital expenditures for pumping systems, infrastructure and continual pump maintenance. Water separation systems can be seasonally restrictive due to weather considerations. After separation, additional energy is needed for the drying processes to remove the moisture from the separated material.

     Chemical methods require great planning and care. Without proper handling and disposal of the caustic chemicals used in these processes, environmental disasters can occur. The long-term environmental effects of chemical separation are only now beginning to be understood. Usually, drying processes are needed to remove the moisture from the separated material.

     Methods utilizing heat require strict attention to the toxic gases created in the energy-intensive burn process. Scrubbers and other apparatuses are needed to capture furnace emissions.


     Our invention, uses novel principles that allow separation of electrically conductive, nonmagnetic particles in a laboratory setting. We believe that applying our technology on a full-scale basis would be more efficient and safe than other technologies. Our technology, however, may prove to be ineffective, uneconomical and may not achieve market acceptance on a full-scale or commercial level. That is why we will use the funds from this offering to produce a prototype for further testing and use to determine its feasibility on a commercial scale.

     Electrodynamic separation of nonmagnetic free-flowing materials is accomplished by introducing the material into a region of magnetic field gradient that fluctuates with time. The variable field induces magnetic dipoles in the conducting particles of the material, producing electrodynamic forces that deflect the electrically conducting particles from the imposed magnetic field. Therefore, the conducting particles are separated from the feed material. Research derived from mathematical and actual working models indicate that the invention should specifically address this problem in industry.

     We employ the use of an alternating magnetic field in certain configurations to produce an electromagnetic force with frequencies set according to the specific resistivity and size of the particulate material which is to be separated from other material.

     Independent tests were performed on our technology by the Department of Metallurgical Engineering at the University of Utah. After careful consideration by the faculty, it was determined that these experiments warranted special Departmental attention due to the unique nature of the novel principles involved. Independent test results with supporting calculations, data and experiments were implemented by a special team, including two faculty members, and are described by graduate student, Dongman Kim, in a Master's Thesis entitled "Electrodynamic Separation of Conducting Particles in an Alternating Magnetic Field" published in November, 1998. The Thesis concludes:

          "In this study, separation of conductive materials from mixed particles has been proved to be successful. Based on what is reported here, a pilot-scale unit can be built for further scale-up to a larger industrial-size unit."

     It is this "pilot-scale" unit that will be the focus of our financial and technical resources.

     There are many occasions in scientific and industrial applications where materials must be separated from one another. Particularly in the mining industry, valuable metals must be efficiently separated from other materials which are found in ore. In many industrial applications, separation of particles having different sizes and densities relies on the earth's gravity as well as some additional process such as filtration. All such arrangements which have been devised utilizing gravity to separate particles of different densities include one or more drawbacks as are recognized in the art. For example, such arrangements may require water as a carrier for the particles to be separated. Disadvantageously, the water must be removed from the particles after separation. Moreover, in some mining locations, water is not readily available.


                                     23

     In order to provide efficient separation without water, various apparatus and techniques have been proposed which also utilize some electromagnetic properties of materials, rather than density alone, to separate materials. While the task of separating magnetic materials from non magnetic materials is a relatively easy one, the task of separating a nonmagnetic material from other nonmagnetic materials utilizing the magnetic properties of the materials has been the subject of research in the industry. Still, many problems and drawbacks exist with the proposed schemes. Particularly in the mining industry, there have been numerous attempts to separate materials from one another, for example gold from other materials, based on the differing magnetic properties of the materials.

     One example of a previous scheme is represented by U.S. Pat. No. 5,057,210 to Julius. The Julius reference recognizes that the creation of eddy currents in conductive materials allows a magnetic field to move a nonmagnetic material. The Julius reference, however, utilizes a rotating permanent magnet to generate a changing magnetic field and thus does not recognize critical aspects of the use of induced eddy currents in electrically conductive, nonmagnetic materials.

     Another example of a previous scheme is represented by U.S. Pat. No. 5,161,695 to Roos. The Roos reference also recognizes that the creation of eddy currents in conductive materials allows a changing magnetic field to move particles of a nonmagnetic material. The Roos reference, however, utilizes permanent magnets, as does the Julius reference, and thus does not recognize critical aspects of utilizing induced eddy currents to cause movement of nonmagnetic particles. The scheme of the Roos reference is ineffective.

     In view of the shortcomings inherent in the previously proposed schemes to separate nonmagnetic materials using magnetic force, it is a significant advance in the art to provide a more efficient system and method of separating electrically conductive nonmagnetic materials.

     The primary object of our invention is to provide a practical system and method for separating electrically conductive nonmagnetic materials. It is also an object of our invention to provide a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve separation of the materials. It is further the object of our invention to provide a system and method for separating electrically conductive nonmagnetic materials from each other which does not require any liquid.

     Our invention provides a system and method for separating electrically conductive, nonmagnetic particles which could not otherwise be separated using flotation or filtration schemes. Further, our invention provides a system and method for separating electrically conductive, nonmagnetic particles using characteristics such as the specific resistivity and the size of the particle to determine the separation of one material from other materials.

     Our invention provides a system for separating first electrically conductive particulate material from one or more other materials. The invention is particularly intended for use with materials in particulate form but can also be used with materials in other forms. Our invention can also be used in conjunction with other separation technologies, such as flotation and filtration, which are known in the art. For example, the separation techniques of the present invention can be used before or after materials have been subjected to other separation techniques known in the art.
                                     24

     Our invention includes means for localizing a magnetic field at a first location. The magnetic field is an alternating or oscillating field. In contrast with prior technology, the present invention considers the size of the particle when selecting the frequency. As the size of the particle to be separated decreases, the frequency increases.

     Our invention exploits the characteristics of particle electrical specific resistivity and particle size. Thus, in contrast to the previously proposed schemes, the present invention considers the size of the particles in the separation process. For example, some embodiments of the present invention preferably include means for sorting particles having a diameter not larger than about five millimeters and more preferably not larger than about two millimeters. Embodiments of the present invention may also comprise means for measuring the size of the particles of the electrically conductive particulate material so that the operation of the system can be adjusted for best efficiency. Moreover, in contrast to the previously proposed schemes, the present invention considers the specific resistivity of the particles in the separation process.

     Included in our invention is a means for generating an alternating current and for applying it to the means for localizing a magnetic field. The frequency of the alternating current is set according to the specific resistivity or conductivity of the desired material and the size of the particles comprising the desired material. Selected embodiments of the present invention preferably include means for increasing the frequency of the alternating current as the size of the first particles decreases.

     The means for localizing a magnetic field and the means for generating an alternating current cooperate together to create an alternating magnetic field at a location, for example the gap, where separation occurs. Separation occurs as a result of the alternating magnetic field deflecting the path of the desired material in a different amount than the other material present in the stream is deflected. Structures are also included to function as a means for gathering the first particles as they are separated from the material stream.

     The method of our invention preferably includes the steps of generating an alternating magnetic field, introducing a stream of particles into the magnetic field, the stream of particles including both the desired first particles and undesired second particles. The step of adjusting the frequency of the alternating magnetic field is carried out according to the specific resistivity and the size of the first particles. By properly adjusting or choosing the frequency of the alternating magnetic field, the first particles are imparted a trajectory which is different than the trajectory of the other particles in the particle stream. In order to adjust for the size of the particles, the EMPS invention increases the frequency of the alternating magnetic field as the size of the first particles decreases.

     Since the size of the particles greatly influences the separation process, it may be desirable to pre-sort the particles according to size or adjust the size of the particles before being subjected to the alternating magnetic field. Moreover, it is desirable to adjust the velocity of the particles in the particle stream as they enter the magnetic field.

     The particle stream is subjected to the magnetic field for a period of time while the first particles are gathered into one location and the remaining material gathered into another location. Our invention has particular application for separating particles of gold from other materials.

                                     25

     On a laboratory level, our invention separates electrically conductive, nonmagnetic particles based upon the particle's size and the particle's specific electrical resistivity. We believe that applying our technology on a full-scale basis, one type of desired electrically conductive, nonmagnetic particle can be readily separated commercially from other undesired electrically conductive, nonmagnetic particles. Even if the desired and undesired particles are of substantially the same particle size, but the particles have different specific electrical resistivities, the particles can be separated from one another, using our invention.

     We believe our invention can be carried out so that particles can be separated from each other in a batch-by-batch fashion or in a continuous flow process. The continuous flow process is presently preferred and more efficient.

     Further, our invention provides a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve a separation of the particles. Our invention also provides a system and method for separating electrically conductive, nonmagnetic particles by producing a magnetic field which induces eddy currents in the particles and causes movement of the particles which are to be separated. Both the electrical conductivity and the size of the particle determine the separation of one type of particle from other types of particles.

Competition
-----------

     We will operate in a highly competitive environment. Current competition consists of companies employing chemical, heat and water separation methods. While these companies have greater resources than we do, we believe that our method of separation gives us a competitive edge. Once developed, our process has the potential of separating a large amount of raw material in a short time (one ton per hour), efficiently and without harming the environment.

Advertising and Marketing Strategy
----------------------------------

     We plan on focusing operations on developing a functional prototype. We plan to either seek a contract with entities for licensing our technology for third party use, participating in some form of joint venture activity with outside companies or enter into the business of separating various precious metals. We may also assist in environmental clean-up operations through existing companies involved in governmental projects. Until the time a functional prototype is constructed, our advertising and marketing will be limited.

     We may seek limited advertizing and marketing through interaction with the target industry and direct contact sales. Additionally, we may seek further exposure through trade journals and symposia.


                                     26

Patents
-------

     We currently own U.S. Patent 5,772,043, "System and Method for Separating Electrically Conductive Particles" issued on June 30, 1998 and U.S. Patent 5,439,117, "System and Method for Separating Electrically Conductive Particles" issued on August 8, 1995. Both patents expire December 21, 2013. These patents cover the technology which allows us to separate nonmagnetic particles from feed material. These patents are very important to our business and add significant value because they give us an
exclusive right to the covered technology.   Moreover, in the event someone
else attempts to use this technology before the patents expire, we may have a right to recover damages from that party.

     The patents are clearly very valuable to us. While we believe we could continue to operate following their expiration, we believe our business will be adversely effected. Once the patents expire, the information covered by them will become part of the public domain. We anticipate that few purchasers would be willing to pay us for a license for our technology when it is part of the public domain. Similarly, once this information becomes part of the public domain, others could use that technology to compete directly with us, which could adversely effect our business.

Employees
---------

     We currently have no employees aside from officers and directors who work on a part time, as needed basis with no commitment for full time employment. Raj Rajamani and Vladimir Saveliev both support EMPS on a consulting basis. We do not foresee hiring any further employees until revenues and operations warrant the addition of employees.

                           PLAN OF OPERATIONS
                           ------------------

     Our purpose is to engage in the business of marketing and licensing the technology rights for nonmagnetic particulate material separation. We initially intend to design and build a prototype capable of separating one ton of particles per hour. This will enable us to contract with numerous entities for either licensing our technology for third party use, participating in some form of joint venture activity with outside companies or our actual involvement in using our technology for separating various precious metals or assisting in environmental clean-up operations through existing companies involved in governmental projects.

     Our plan of operation for the next twelve months is to raise funds through the offering, develop a prototype device capable of separating one
(1) ton per hour of particles employing the patented technology, market our technology and commence active business operations. In addition to providing capital to help defray various start-up expenditures, management believes that a principal use of the offering proceeds will be to provide initial working capital necessary upon commencement of operations until revenues are generated to cover such operating expenditures. In order to commence active business operations management is engaging in a number of planning stage and preliminary activities. These activities include the following:

     - Establish agreements on an Independent Contractor basis with outside labs and shops to use third party equipment to design and construct the prototype

     -    Arrange prototype development and testing;
                                 27

     - Initial development of marketing literature for use in our marketing efforts;

     - Negotiate and enter into licensing agreements with third parties to market our technology.

     To date, we have not printed any marketing literature, arranged for prototype development and testing or entered into any licensing agreements.

     Start-up costs include purchase of equipment to design and construct a prototype, costs for research of the effects of EMPS technology, and administrative fees. We anticipate that we will be able to design and construct needed equipment and conduct research on the effects of the technology with less than the full offering amount being raised. However, we anticipate that additional equipment, which will allow us to set up a commercial operation, can be purchased if the maximum offering is raised. Further, we anticipate that the maximum offering will allow us to continue operations for three years as opposed to a shorter period of operations if less than the full offering is realized.

     There is no assurance that the offering will be successful or that we will receive any net proceeds therefrom. We have not entered into any contracts or commitments for purchasing of equipment or proceeding with prototype development. Therefore, there is no assurance we will be able to acquire sufficient equipment, contract for laboratory space and services or to perform prototype development. There is also no assurance that we will be able to market and license our technology sufficiently to generate enough business to operate profitably.

     We have received indications of interest from outside sources to license our technology for use in commercial applications once the prototype testing has proven successful. It is our intent to pursue outside sources to market and exploit the technology.

                          DESCRIPTION OF PROPERTY
                         -------------------------

     We use one-quarter of an 800 square foot office condominium located at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108 for our corporate offices. We pay no rent for this space pursuant to an agreement with Particle Separation Technologies, L.C., which owns 100% of our currently outstanding common stock. This free rent is of nominal value. We have no lease agreement with Particle Separation Technologies, L.C. and occupy the space subject to its will. If at any time Particle Separation Technologies, L.C., decides it needs or wants the space, we have no right to continue to occupy the space and could be forced to move.

                        MARKET FOR COMMON EQUITY AND
                        RELATED STOCKHOLDER MATTERS
                      -------------------------------
     At present, our shares are not traded publicly. There is no assurance that a trading market will develop, or, if developed, that it will be sustained. A purchaser of shares may, therefore, find it difficult to resell the securities offered herein should he or she desire to do so when eligible for public resales. Furthermore, the shares are not marginable and it is unlikely that a lending institution would accept the shares as collateral for a loan.


                                     28

     Pursuant to this Registration Statement, we propose to publicly offer a maximum of 200,000 shares. To date, no shares are subject to outstanding options, warrants to purchase or securities convertible into common stock. No shares have been sold pursuant to Rule 144 of the Securities Act. We have agreed to register no shares held by existing security holders for resale.

                   REMUNERATION OF DIRECTORS AND OFFICERS
                 -----------------------------------------
     To date, no compensation has been paid to any person associated with us and we presently have no formal employment agreements or other contractual arrangements with the officers, directors or anyone else regarding the commitment of time or the payment of salaries or other compensation. We plan that compensation will be based on profit sharing of ten percent of the pre-tax profit of EMPS to the officers and directors, to be divided equally amongst them.

                     INTEREST OF MANAGEMENT AND OTHERS
                          IN CERTAIN TRANSACTIONS
                    ------------------------------------

     On July 21, 1998 we issued Particle Separation Technologies, L.C., the majority shareholder of the Company, 800,000 shares in exchange for assignments of patent. No officer or director has any direct or indirect material interest in or relationship with Particle Separation Technologies L.C.

                            SIGNIFICANT PARTIES
                           ---------------------

     Officers and Directors                         Positions Held
     ----------------------------------------       ---------------------

     Louis Nagle                                     President, Treasurer
     1020 East 900 North                             and Director
     Bountiful, Utah 84010

     Timothy L. Adair                                Secretary and Director
     4811 South 1115 East
     Salt Lake City, Utah 84010

     Record Owners of 5% or more of
     ------------------------------
     our equity securities
     ---------------------

     Particle Separation Technologies, L.C. (1)
     3500 Pine Valley Road
     Woodland, Utah 84036

     Beneficial Owners of 5% or more of
     ----------------------------------
     our equity securities
     ---------------------
     The Stephen & Jill Smoot Family Trust
     3500 Pine Valley Road
     Woodland, Utah 84036

                                     29

     Counsel to the issuer for this offering
     ---------------------------------------
     Ronald L. Poulton
     Poulton & Yordan
     136 East South Temple, #1700-A
     Salt Lake City, Utah 84111

(1) The Stephen & Jill Smoot Family Trust is the beneficial owner of Particle Separation Technologies, Inc. Therefore, shares that are in the registered name of Particle Separation Technologies, Inc., are counted as shares owned by The Stephen & Jill Smoot Family Trust.

                            FINANCIAL STATEMENTS
                           ---------------------

     Our audited financial statements appearing in this Registration Statement have been examined by David C. Thomson, P.C., Certified Public Accountant, as indicated in its report contained herein. The financial statements are included in this Registration Statement in reliance upon the report of that firm as an expert in auditing and accounting.

                   [This space intentionally left blank.]


                              EMPS CORPORATION
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                                   WITH

                        INDEPENDENT AUDITOR'S REPORT


                                     35

                              EMPS CORPORATION
                       (A Development Stage Company)

                                  CONTENTS
                                 ----------

                                                                      Page
                                                                     ------
     Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . 37

     Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . . 38

     Statements of Operations. . . . . . . . . . . . . . . . . . . . . . 39

     Statements of Stockholders' Equity. . . . . . . . . . . . . . . . . 40

     Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . . . 41

     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . 43


                                     36

[Letterhead]


Independent Auditor's Report
----------------------------

Board of Directors
EMPS CORPORATION


I have audited the accompanying balance sheets of EMPS Corporation (A development stage company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999 and the period from inception (July 14, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMPS Corporation (A development stage company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from Inception (July 14, 1998) to December 31, 1998 in conformity with generally accepted accounting principles.

As discussed on Notes 1 and 8, the Company has been in the development stage since its inception on July 14, 1998. The Company has no operating capital with current liabilities exceeding current assets by $10,109, and has no operations. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

As discussed in Note 1 to the financial statements under organization costs, the Company in 1999 changed its method of accounting for the costs of organizing the Company.


/S/ David T. Thomson
Salt Lake City, Utah
May 11, 2000
                                     37

                              EMPS CORPORATION
                       (A Development Stage Company)

                               BALANCE SHEETS

                                        ASSETS

                                                      March    December     December
                                                   31, 2000    31, 1999     31, 1998
                                                ------------ ------------ ------------
                                                (Unaudited)
CURRENT ASSETS
  Cash on Hand                                  $         0  $         0   $        0
                                                ------------ ------------ ------------
        Total Current Assets                    $         0  $         0   $        0
                                                ------------ ------------ ------------

OTHER ASSETS
  Deferred offering costs                             9,151        9,152        5,003
  Patents, net of amortization of $89,
     $76 and $20                                        711          724          780
  Organization costs of net of
     amortization of $100 in 1998                         0            0        1,109
                                                ------------ ------------ ------------
        Total Other Assets                            9,862        9,876        6,892
                                                ------------ ------------ ------------
TOTAL ASSETS                                    $     9,862  $     9,876  $     6,892
                                                ============ ============ ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable                              $     6,300  $     6,270  $     5,212
  Accrued interest payable                              211          128            0
  Due to Parent                                       3,711        3,711            0
                                                ------------ ------------ ------------
        Total Current Liabilities                    10,222       10,109        5,212
                                                ------------ ------------ ------------
STOCKHOLDERS' EQUITY
  Common stock; $.001 par value, 50,000,000
     shares authorized, 800,000 issued and
     outstanding all periods presented                  800          800          800
  Additional paid in capital                          1,000        1,000        1,000
  Deficit accumulated during the development
     stage                                           (2,160)      (2,033)        (120)
                                                ------------ ------------ ------------

        Total Stockholders' Equity (Deficit)           (360)        (233)       1,680
                                                ------------ ------------ ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $     9,862  $     9,876  $     6,892
                                                ============ ============ ============

 The accompanying notes are an integral part of these financial statements.
                                     38


                              EMPS CORPORATION
                       (A Development Stage Company)

                          STATEMENTS OF OPERATIONS

                                For the     For the                   From  Cumulative
                                  Three       Three              Inception      During
                                 Months      Months     For the   (July 14,         the
                                  Ended       Ended  Year Ended   1998) to    Develop-
                                  March       March    December    December        ment
                               31, 2000    31, 1999    31, 1999    31, 1998       Stage
                             ----------- ----------- ----------- ----------- -----------
                             (Unaudited) (Unaudited)                         (Unaudited)
REVENUE                      $        0  $        0  $        0  $        0  $        0
                             ----------- ----------- ----------- ----------- -----------

EXPENSES
  Amortization expense               14          71          56         120         190
  Professional fees                   0           0         505           0         505
  Filings fees                        0           0          85           0          85
  Interest                          113           2         158           0         271
                             ----------- ----------- ----------- ----------- -----------
        Total Expenses              127          73         804         120       1,051
                             ----------- ----------- ----------- ----------- -----------

NET INCOME (LOSS) BEFORE
CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                  (127)        (73)      (804)        (120)     (1,051)
  Cumulative effect of
     accounting change for
     organization costs               0           0      (1,109)          0      (1,109)
                             ----------- ----------- ----------- ----------- -----------
NET INCOME (LOSS)            $     (127) $      (73) $   (1,913) $     (120) $   (2,160)
                             =========== =========== =========== =========== ===========
EARNINGS (LOSS) PER SHARE
BEFORE ACCOUNTING CHANGE     $     0.00  $     0.00  $     0.00  $     0.00  $     0.00
                             =========== =========== =========== =========== ===========
CUMULATIVE EFFECT OF
ACCOUNTING CHANGE            $     0.00  $     0.00  $     0.00  $     0.00  $     0.00
                             =========== =========== =========== =========== ===========

EARNINGS (LOSS) PER SHARE    $     0.00  $     0.00  $     0.00  $     0.00  $     0.00
                             =========== =========== =========== =========== ===========


 The accompanying notes are an integral part of these financial statements

                                     39
                              EMPS CORPORATION
                       (A Development Stage Company)

                     STATEMENT OF STOCKHOLDERS' EQUITY

                                                                             Deficit
                                          Common Stock       Additional   During the
                                   -------------------------    Paid In  Development
                                        Shares       Amount     Capital        Stage
                                   --------------------------------------------------
BALANCE, July 14,
1998 (inception)                             0  $         0  $        0  $         0

Shares issued to
 parent in exchange
 for assignment of
 patents, at par
 value of $0.001
 per share,
 July 14, 1998                         800,000          800           0            0

Capital contributed
 to the Company to
 pay costs                                   0            0       1,000            0

Net income (loss)
 from inception
 (July 14, 1998) to
 December 31, 1998                           0            0           0         (120)
                                   --------------------------------------------------
BALANCE,
 December 31, 1998                     800,000          800       1,000         (120)

Net income (loss)
 for the year ended
 December 31, 1999                           0            0           0       (1,913)
                                   --------------------------------------------------
BALANCE,
 December 31, 1999                     800,000          800       1,000       (2,033)

Net income (loss)
 for the three months
 ended March 31, 2000
 (Unaudited)                                 0            0           0         (127)
                                   --------------------------------------------------
BALANCE, March 31,
 2000 (Unaudited)                      800,000  $       800  $    1,000  $    (2,160)
                                   ==================================================


 The accompanying notes are an integral part of these financial statements
                                     40

                              EMPS CORPORATION
                       (A Development Stage Company)

                          STATEMENTS OF CASH FLOWS

                                                                    From  Cumulative
                                For the    For the    For the  Inception      During
                                  Three      Three       Year  (July 14,         the
                                  Ended      Ended      Ended   1998) to    Develop-
                                  March      March   December   December        ment
                               31, 2000   31, 1999   31, 1999   31, 1998       Stage
                              ---------- ---------- ---------- ----------  ----------
CASH FLOWS FROM
OPERATING ACTIVITIES
 Cash paid for expense        $       0  $    (800) $    (247) $       0   $    (247)
                              ---------- ---------- ---------- ----------  ----------
   Total Cash used in
   Operating activities               0       (800)      (247)         0        (247)
                              ---------- ---------- ---------- ----------  ----------

CASH FLOWS FROM
INVESTING ACTIVITIES
 Organization costs                   0          0          0     (1,000)     (1,000)
                              ---------- ---------- ---------- ----------  ----------
   Total Cash used in
   Investing Activities               0          0          0     (1,000)     (1,000)

CASH FLOWS FROM
FINANCING ACTIVITIES
 Capital Contributed to
  the Company                         0          0          0      1,000       1,000
 Advances from Parent                 0        800      3,711          0       3,711
 Deferred offering costs              0          0     (3,464)         0      (3,464)
                              ---------- ---------- ---------- ----------  ----------

   Total Cash provided by
   Financing Activities               0        800        247      1,000       1,247
                              ---------- ---------- ---------- ----------  ----------
NET INCREASE (DECREASE)
 IN CASH                              0          0          0          0           0

CASH BEGINNING OF PERIOD              0          0          0          0           0
                              ---------- ---------- ---------- ----------  ----------
CASH END OF PERIOD            $       0  $       0  $       0  $       0   $       0
                              ========== ========== ========== ==========  ==========

RECONCILIATION OF NET
 INCOME (LOSS) TO NET CASH
 PROVIDED (USED) BY
 OPERATING ACTIVITIES

NET INCOME (LOSS)             $     127  $     (73) $  (1,913) $    (120)  $  (2,160)
                              ---------- ---------- ---------- ----------  ----------


 The accompanying notes are an integral part of these financial statements
                                     41

                              EMPS CORPORATION
                       (A Development Stage Company)

                          STATEMENTS OF CASH FLOWS
                                -Continued-

                                                                    From  Cumulative
                                For the    For the    For the  Inception      During
                                  Three      Three       Year  (July 14,         the
                                  Ended      Ended      Ended   1998) to    Develop-
                                  March      March   December   December        ment
                               31, 2000   31, 1999   31, 1999   31, 1998       Stage
                              ---------- ---------- ---------- ----------  ----------

Adjustment to reconcile
 net income (loss) to net
 cash provided by operating
 activities
  Cumulative effect of
   accounting change                  0          0      1,109          0       1,109
  Amortization of
   organization and patent
   costs                             14         71         56        120         190
 Change in assets and
  liabilities
   Accrued interest                  83          2        128          0         211
   Accounts payable                  30       (800)       373          0         403
                              ---------- ---------- ---------- ----------  ----------
   Total Adjustments                127       (727)     1,666        120       1,913
                              ---------- ---------- ---------- ----------  ----------
NET CASH PROVIDED (USED)
BY OPERATING ACTIVITIES       $       0  $    (800) $    (247) $       0   $    (247)
                              ========== ========== ========== ==========  ==========

NON CASH TRANSACTIONS
 Accounts payable for
  organizations costs         $       0  $       0  $       0  $     209   $     209
                              ========== ========== ========== ==========  ==========
 Accounts payable for
  deferred offering costs     $       0  $   1,817  $   1,899  $   5,003   $   6,902
                              ========== ========== ========== ==========  ==========
 Commons stock issued for
  assignment of patents       $       0  $       0  $       0  $     800   $     800
                              ========== ========== ========== ==========  ==========


 The accompanying notes are an integral part of these financial statements
                                     42

                              EMPS CORPORATION
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

NOTE   1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - EMPS Corporation (The Company) was organized under the laws of the State of Nevada on July 14, 1998 and has elected a fiscal year end of December 31st . The Company was formed for the purpose of furthering development and marketing of patented technology for commercially separating nonmagnetic particulate material from other materials without heat or water. The Company has not commenced planned principle operations and is considered a development stage
     company as defined in  SFAS No. 7.   The Company has acquired two
     patents having to do with the business purpose outlined above.

     FINANCIAL STATEMENTS - The accompanying financial statements include only the accounts of EMPS Corporation and are not presented on a consolidated basis with Particle Separation Technologies, L.C., (Parent) which is its Parent Company. The Parent owns 100% of the common stock of EMPS Corporation.

     NET EARNINGS PER SHARE - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

     ORGANIZATION COSTS - The Company was amortizing its organization costs, which reflected amounts expended to organize the Company, over sixty (60) months using the straight-line method. In 1998, the Accounting Standards Executive Committee (AsSEC) of the American Institute of Certified Public Accountants issued Statement of Position
     (SOP) 98-5, "Reporting on the Cost of Start-up Activities." The SOP requires costs of start-up activities and organization costs to be expensed as incurred. During 1999, the Company adopted the SOP and recognized a charge for the cumulative effect of accounting change of $1,109.

     ASSIGNMENT OF PATENT RIGHTS - The Company is amortizing its cost associated with the acquisition of its patents over 14.5 and 15.4 years using the straight-line method. These lives are the legally remaining protected lives of the patents. Amortization expense shown from 1999 forward is for patents only.

     INCOME TAXES - Due to losses at December 31, 1999 and 1998, no provisions for income taxes has been made. There are deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The difference arises from the accelerating of the write-off of organization costs for financial statement purposes as compared to amortizing over 60 months for tax purposes.

     CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have non-cash investing activities at during 1999 and 1998.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                 43

                              EMPS CORPORATION
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

NOTE   1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     UNAUDITED INTERIM INFORMATION   -   In the opinion of management, the
     unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at March 31, 2000 and 1999 and the results of operations and cash flows for the three months then ended. The results of operations and cash flows for the three months ended March 31, 2000 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 2000.

NOTE   2  -  EQUITY TRANSACTIONS

     The Company on July 14, 1998 issued 800,000 of $.001 par value common stock to its Parent Company to acquire Patents to technology explained above in the organization footnote. The stock was valued at par value for a total acquisition cost of $800 (see Note 4). At December 31, 1998 $1,000 was contributed to the Company to pay certain cost to organize the Company. The Company has recorded the contributed capital as additional paid-in capital in its financial statements.

NOTE    3  -  RELATED PARTY TRANSACTIONS

     The Parent is providing free office space to the Company, the free rent has been determined to have only nominal value.

     The Company has no employees. As of December 31, 1999 and 1998 no compensation has been paid or accrued to any officers or directors of the Corporation due to the fact that it is of only nominal value.

NOTE   4   -   ASSIGNMENTS OF PATENTS TO THE COMPANY

     As outlined above, the Parent has assigned patents for its technology to the Company in exchange for common stock of the Company. The term of the assignment is for the length of time covered under the letters of Patent. At the time of the assignment, the costs of the patents were recorded at no more than the cost of the patents to its Parent.


NOTE   5   -   PROPOSED PUBLIC OFFERING OF THE COMPANY'S COMMON  STOCK

     The Company is in the process of preparing a Registration Statement on Form SB-1, under the Securities Act of 1933. The offering to the public will be for 200,000 maximum of its shares of common stock at an offering cost of $1.00 per share. The offering will be managed by the Company and the shares of common stock will be offered and sold by officers of the Company without any discounts or other commissions. The offering terminates 120 days from the effective date unless extended 30 days by management. Direct costs of the offering are estimated to be $20,000.


                         EMPS CORPORATION USA, INC.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

NOTE   6   -   STOCK OPTION PLAN

     The Company has adopted a stock option plan. The total number of shares of common stock reserved and available for distribution under the Plan shall be 400,000 shares. At December 31, 1999 and 1998 no options have been granted. The Company can grant incentive stock options or Non-qualified stock options. The grant holding period, the term of the grant, the grant exercise price, when the grant can be exercisable, and the method of exercise are detailed in the stock option plan.

NOTE   7   -   INCOME TAXES

     At December 31, 1999 and 1998 the Company had net federal operating losses (NOL) of $1,166 and $120 which can be carried forward to offset operating income. The NOL's will expire in the years 2019 and 2018. Valuation allowances of $305 and $18 have been established for deferred tax assets associated the above NOL's for 1999 and 1998 and for the amortizing of organization costs for tax purposes from 1999 forward. The change in the NOL allowances for 1999 and 1998 was $287 and $18.

NOTE   8   -   GOING CONCERN

     The Company has experienced losses of $2,033 and $120 in 1999 and 1998 and has experienced losses from its inception. The Company has no operating capital and no income. In light of the above circumstances, the ability of the Company to continue as a going concern is substantially in doubt. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

     Management believes their plans will provide the corporation with the ability to continue in existence at least for the next 12 months. Management plans to maintain its filing for corporate existence and to limited expenses to the minimum to remain in existence. This may require additional advances or loans from its Parent or stockholders. The Company will continue to work with its creditors to postpone payment until capital has been raised. Management believes these efforts will maintain the entity as a going concern.












                                     45


No one is authorized to make any                          EMPS CORPORATION
representations other than those
contained in this Prospectus.            Maximum Offering: 200,0000 Shares
This Prospectus is not an offer            of $.001 Par Value Common Stock
to sell or buy securities in any
prohibited jurisdiction.  There            Offering Price: $1.00 Per Share
might be changes in the affairs
of the Company after the date          ------------------------------------
of this Prospectus.                                   PROSPECTUS
                                       ------------------------------------
                                                                    , 2000
                                                    ----------------

--------------------------------------------------------------------------

TABLE OF CONTENTS                                                      Page

PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . .9
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
COMPARATIVE DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 13
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
PRINCIPAL SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . 15
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . 16
DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . . . . . . . 19
MANAGEMENT'S PLAN OF OPERATION . . . . . . . . . . . . . . . . . . . . . 24
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 27


                                     46

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

--------------------------------------------------------------------------

ITEM 1 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                                     47

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a)  By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

               (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                                     48

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection
          2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

          7. The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.


            ITEM 2 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All expenses are estimates

                                                  Amount
     Expense                                      Maximum
     -------                                      -------
     SEC Registration Fees                        $56.00
     Blue Sky fees and expenses                   $2,500.00
     Printing and shipping expenses               $3,500.00
     Legal fees and expenses                      $10,000.00
     Accounting fees and expenses                 $2,000.00
     Transfer and miscellaneous expenses          $1,944.00

     Total                                        $20,000.00

                           ITEM 3 - UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of EMPS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     49

     EMPS hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  ITEM 4 - UNREGISTERED SECURITIES ISSUED
                          OR SOLD WITHIN ONE YEAR

     The following unregistered securities were issued by EMPS:

     On July 14, 1998, we issued 800,000 shares to Particle Separation Technologies, L.C. to acquire Patents to technology. The transaction was effected pursuant to Section 4(2) of the Securities Act of 1933, as amended.

                                     50

                         ITEM 5 - INDEX TO EXHIBITS

Exhibit No.    Document
2.1            Articles of Incorporation                    As Filed

2.2            Bylaws                                       As Filed

4              Subscription Agreement                       As Filed

6.1            Assignment of Patents                        As Filed

10.1           Consent of Independent Auditor               Attached

10.2           Consent of Legal Counsel                     As Filed
               (included in Exhibit 11)

11             Opinion re legality                          As Filed

12.1           EMPS Corporation 1998                        As Filed
               Stock Option Plan

27             Financial Data Schedule                      Attached


                      ITEM 6 - DESCRIPTION OF EXHIBITS

               See Item 5.


                                     51

                                 SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on May 20, 2000.


                           EMPS Corporation


                           By: /s/ Louis Naegle
                               ----------------
                           Its: President, Treasurer, Principal Financial Officer & Director

     This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Title                       Date



/s/ Louis Naegle                     May 20, 2000
----------------                     -------------
Louis Naegle,
President, Treasurer, Principal Financial Officer
  & Director


/s/ Timothy L. Adair                 May 20, 2000
--------------------                 ------------
Timothy L. Adair,
Secretary & Director


                                     52